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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               -----------------
                               (Amendment No. 1)

                         Ground Round Restaurants, Inc.
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                                (Name of Issuer)

Common Stock, par value $.16-2/3                      460200-10-8
          per share
--------------------------------            --------------------------------
 (Title of class of securities)                      (CUSIP number)

                              Christian R. Guntner
                           44 Front Street, Suite 770
                               Worcester MA 01608
                                 (508)752-1454
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(Name, address and telephone number of person authorized to receive notices and communications)

                                August 29, 1997
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            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

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                                      13D

CUSIP No. 460200-10-8                                      Page 3 of 9
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1  NAME OF REPORTING PERSON:
        David T. DiPasquale

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)/x/
                                                                         (b)/ /
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3  SEC USE ONLY

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4  SOURCE OF FUNDS:

        PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e):                                                            / /
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6  CITIZENSHIP OR PLACE OF ORGANIZATION:

        U.S.A.
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                7  SOLE VOTING POWER:

 NUMBER OF         1,200,000
  SHARES
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER:
 OWNED BY

               -----------------------------------------------------------------
   EACH         9  SOLE DISPOSITIVE POWER:
 REPORTING
                        1,200,000
               -----------------------------------------------------------------
  PERSON       10  SHARED DISPOSITIVE POWER:
   WITH
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

        1,200,000
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       10.7%
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14 TYPE OF REPORTING PERSON:

        IN
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                                      13D

CUSIP No. 460200-10-8                                      Page 2 of 9

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1  NAME OF REPORTING PERSON:
        Christian R. Guntner

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)/x/
                                                                         (b)/ /
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3  SEC USE ONLY

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4  SOURCE OF FUNDS:

        PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e):                                                            / /
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6  CITIZENSHIP OR PLACE OF ORGANIZATION:

        U.S.A.
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                7  SOLE VOTING POWER:

 NUMBER OF         1,902,100
  SHARES
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER:
 OWNED BY

               -----------------------------------------------------------------
   EACH         9  SOLE DISPOSITIVE POWER:
 REPORTING
                        1,902,100
               -----------------------------------------------------------------
  PERSON       10  SHARED DISPOSITIVE POWER:
   WITH
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

        1,902,100
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       17.0%
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14 TYPE OF REPORTING PERSON:

        IN
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        This Statement amends the Statement on Schedule 13D filed with the
Securities and Exchange Commission (the "Commission") by Christian R. Guntner ("Guntner") and David T. DiPasquale ("DiPasquale"). Guntner and DiPasquale are hereinafter collectively referred to as the "Beneficial Owners", with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filing of the
Schedule 13D.

Item 4. Purpose of Transaction.

        On August 29, 1997, the Company entered into an Agreement and Plan of Merger, dated August 29, 1997, among GRR Holdings, Inc. ("GRR Holdings"), GRR Merger Corp., a wholly-owned subsidiary of GRR Holdings, LLC ("GRR Merger"), and the Company (the "Merger Agreement"), pursuant to which GRR Holdings is offering (the "Offer") to purchase all outstanding shares of Common Stock, at a purchase price of $1.65 net cash per share, upon the terms and subject to the conditions set forth in the Merger Agreement. Simultaneously with and as required by GRR Holdings and GRR Merger as a condition to their entering into the Merger Agreement, the Beneficial Owners were required to enter into a Shareholder Agreement (the "Shareholder Agreement"), dated August 29, 1997, among GRR Holdings, GRR Merger, Christian R. Guntner and David T. DiPasquale.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to the Shareholder Agreement, each Beneficial Owner must validly tender all of the shares of Common Stock beneficially owned by them or which may subsequently be acquired by them after the date of the Shareholder Agreement and prior to the termination of the Offer. In addition, each Beneficial Owner agreed, that, during the term of the Shareholder Agreement, at any meeting of the shareholders of the Company, they shall (a) vote their respective shares of Common Stock in favor of the Merger (the ""Merger") pursuant to the Merger Agreement, (b) vote their respective shares of Common Stock against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (c) vote their respective shares of Common Stock against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

        The Shareholder Agreement and the obligations of each of the Beneficial Owners to tender his shares of Common Stock shall terminate on the earlier of the (a) consummation of the purchase of such shares or (b) the termination of the Merger Agreement in accordance with its terms. In addition, each Beneficial Owner agreed, while the Shareholder Agreement is in effect, except as contemplated thereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding
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with respect to the sale, transfer, pledge, encumbrance, or other disposition of, any of their respective shares of Common Stock, (ii) grant any proxies, deposit any shares of Common Stock into a voting trust or enter into a voting agreement with respect to any such shares or (iii) take any action that would make any representation or warranty of such Beneficial Owners contained in the Shareholder Agreement untrue or incorrect or have the effect of preventing or disabling such Beneficial Owners from performing their obligations under the Shareholder Agreement.

        The Shareholder Agreement has been filed as an exhibit to this Amendment and is incorporated hereby by reference.

        Item 7.   Materials to be Filed as Exhibits.

        The following is filed herewith as an Exhibit to this Schedule 13D:

        1.    Shareholder Agreement, dated August 29, 1997, among
              GRR Holdings,LLC GRR Merger Corp., Christian R. Guntner and David T. DiPasquale.


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                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 1997

                                                By: /s/ Christian R. Guntner
                                                   ------------------------
                                                    Christian R. Guntner



                                                By:  /s/ David T. DiPasquale
                                                   ------------------------
                                                     David T. DiPasquale

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                                 EXHIBIT INDEX

Item No.                                                        Page No.
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1.        Shareholder Agreement, dated August 29, 1997, among
          GRR Holdings, GRR Merger Christian R. Guntner and
          David T. DiPasquale.